Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated June 22, 2018

to

Prospectus dated May 2, 2018

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated May 2, 2018 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

Proposed Modification of Offering from a Daily to Monthly NAV REIT

Based on, among other things, the current competitive landscape, we believe that it is in the best interest of our stockholders to modify our public offering and certain other features of our company from a daily to a monthly NAV REIT. We believe this change will result in greater access to capital to execute on our investment strategy. We expect this access to capital will help us to better achieve our investment objectives by driving growth and diversification within the portfolio, creating a stronger balance sheet and enhancing liquidity for the benefit of all stockholders. Any modification of our offering is subject to regulatory approval.

As part of the change from a daily to a monthly NAV REIT, we intend to, among other things: (1) change the frequency of our NAV calculations from daily to monthly and make certain other related changes to our valuation policies; and (2) adopt an amended share repurchase plan that would provide for repurchases on a monthly basis. As a monthly NAV REIT, we expect that investors’ subscriptions will be accepted on the first day of each month and the purchase price of each class of shares would generally equal the prior month’s NAV, plus applicable selling commissions and dealer manager fees, if any. There would be no changes to our investment objectives or strategies, or the overall amount of liquidity to be offered under our share repurchase plan.

Our board of directors has authorized us to seek to make these structural changes to the offering and our company, including seeking the SEC’s review of such changes and preparing amendments to various agreements in order to enact the proposed changes. Subject to the SEC’s review and approval, we currently anticipate that the transition from a daily to a monthly NAV REIT will take place in September or October 2018.